

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 6, 2008

William D. Larson
Senior Vice President and Chief Financial Officer
Precision Castparts Corp.
4650 S.W. Macadam Ave. Suite 440
Portland, OR 97239

   Re: Precision Castparts Corp.
     Form 10-K for Fiscal Year Ended April 1, 2007
     Form 10-Q for the Period Ended September 30, 2007
     File No. 1-10348

Dear Mr. Larson:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

            Sincerely,

            John Cash
            Accounting Branch Chief